Exhibit 2

FOR IMMEDIATE RELEASE	2 JANUARY 2015

WPP PLC (“WPP”)

Voting rights and Capital 31 December 2014

WPP confirms that its capital consists of 1,325,747,724 ordinary shares with voting rights.

WPP holds 7,526,560 of its ordinary shares in Treasury.

Therefore the total number of voting rights in WPP is 1,318,221,164 shares.

The figure 1,318,221,164 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

END

Contact:

Feona McEwan, WPP London                     +44(0) 207 408 2204